UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Las Vegas Railway Express, Inc.

(Name of issuer)

Common Stock, $0.0001 value per share

(Title of class of securities)

517815205
(CUSIP number)

April 28, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      .  Rule 13d-1(b)

  X .  Rule 13d-1(c)

      .  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No . 517815205	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VISTA CAPITAL INVESTMENTS, LLC. EIN: 27-4439472
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) . (b) X .
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* OO- Limited Liability Company

CUSIP No . 517815205	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) . (b) X .
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 517815205	13G	Page 4 of 5 Pages

Item 1	(a)	Name of Issuer:
Las Vegas Railway Express, Inc.

	(b)	Address Of Issuer's Principal Executive Offices:
6650 Via Austi Parkway, Suite 140 Las Vegas, NV 89119
Item 2	(a)	Name of Person Filing:
VISTA CAPITAL INVESTMENTS, LLC

David Clark

All of the securities covered by this report are owned directly by Vista Capital Investments, LLC. David Clark is a member and principal of Vista Capital Investments, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that David Clark is the beneficial owner of any of the securities covered by this statement, and David Clark expressly disclaims any equitable or beneficial ownership of such securities.

	(b)	Address of Principal Business Office, or, if none, Residence:
Address for all filers: 402 West Broadway, San Diego, California 92101

	(c)	Citizenship:
Vista Capital Investments, LLC was formed under the laws of the State of California. David Clark is a United States citizen.

	(d)	Title of Class of Securities:
Common Stock, $0.0001 value per share
	(e)	Cusip Number:
517815205
Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

CUSIP No. 517815205	13G	Page 5 of 5 Pages

Item 4		Ownership
(a) Amount beneficially owned: 45,000,000*
(b) Percent of class: 9.9%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 45,000,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 45,000,000

*Reporting Person has rights under a convertible note to own an aggregate number of shares of the issuer common stock not to exceed 9.9 percent of shares outstanding. The Reporting Persons’ beneficial ownership of 45,000,000 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock, based upon a total of 450,696,129 shares of Common Stock outstanding as of February 9, 2015 as reported in the Issuer’s DEF14A filed with the Securities and Exchange Commission on March 26, 2015.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following       .

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of The Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTA CAPITAL INVESTMENTS, LLC.
By:	/s/ David Clark
Name:	David Clark
Title:	Member and Principal

/s/ David Clark
David Clark

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)